Exhibit 99.1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-1-276-2

Royal & Sun Alliance Insurance Group plc, New York Stock Exchange
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

9th Floor, One Plantation Place, 30 Fenchurch Street, London EC3M 3BD, 44 (0) 20 7111 7000
(Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)

American Depositary Shares (as evidenced by American Depositary Receipts), each representing five (5) ordinary shares, nominal value 27.5p per share
Ordinary shares, nominal value 27.5p per share*
(Description of class of securities)

*Not for trading purposes, but only in connection with the listing of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

      17 CFR 240.12d2-2(a)(1)

      17 CFR 240.12d2-2(a)(2)

      17 CFR 240.12d2-2(a)(3)

      17 CFR 240.12d2-2(a)(4)

      Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

      Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Royal & Sun Alliance Insurance Group plc certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

October 20, 2006	By	/s/ George Culmer	Chief Financial Officer

Date		Name	Title